Exhibit 99.1

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE PERIODS ENDED DECEMBER 31, 2014, 2013 AND 2012

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Members of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary

We have audited the accompanying financial statements of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive (loss) income, of capital and of cash flows for the years ending December 31, 2014, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013, and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Pailet, Meunier and LeBlanc, L.L.P.
Metairie, Louisiana
March 11, 2015

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
Assets
Investment in hotel, net	$41,363,192	$42,968,953
Cash	4,199,955	1,894,981
Restricted cash	432,220	431,923
Accounts receivable	410,815	372,510
Income taxes receivable	—	471,606
Other assets	430,084	348,911
Deferred tax asset	1,348,217	1,473,522
Deferred rent asset	222,296	—
Deferred financing costs, net	530,177	674,771
Intangible assets, net	155,749	163,027
Total assets	$49,092,705	$48,800,204
Liabilities and Capital
Liabilities:
Mortgage payable	$33,000,000	$33,000,000
Accounts payable, accrued expenses and other liabilities	1,584,639	1,412,860
Intangible liability, net	5,667,928	5,727,160
Deferred revenue	3,874,830	4,094,443
Deferred rent liability	413,607	—
Derivative liability	516,125	389,039
Income taxes payable	111,761	—
Note payable	538,903	679,443
Total liabilities	45,707,793	45,302,945
Capital	3,384,912	3,497,259
Total liabilities and capital	$49,092,705	$48,800,204

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Revenues
Rooms	$13,579,313	$11,929,858	$8,868,058
Food and beverage	3,156,708	2,990,419	1,732,414
Garage	1,394,738	1,321,311	1,286,402
Other revenues	1,514,785	1,179,496	1,505,492
	19,645,544	17,421,084	13,392,366

Operating Expenses
Rooms	2,890,498	2,995,859	2,415,345
Food and beverage and other costs	3,163,171	2,882,840	2,161,794
General and administrative	1,636,698	1,606,754	1,404,520
Organizational costs	—	—	(17,113)
Depreciation and amortization	2,257,240	2,037,331	1,594,568
Repairs and maintenance	847,714	751,565	542,849
Utilities	442,093	447,631	364,789
Marketing	2,427,515	1,808,820	1,507,970
Asset management fee ‑ related party	—	—	33,750
Management fee ‑ related party	571,886	475,849	17,553
Property taxes and insurance	640,924	594,513	669,443
Professional fees	20,000	74,779	67,746
Lease expense	1,988,980	1,344,817	955,279
Other expenses	38,718	20,901	33,245
	16,925,437	15,041,659	11,751,738

Other Income and (Expenses)
Other income	634	506	2,847,143
Interest and loan costs	(1,750,439)	(2,741,284)	(2,904,889)
Loss on extinguishment of debt	—	(1,029,114)	—
	(1,749,805)	(3,769,892)	(57,746)

Net Income (Loss) before Income Taxes	970,302	(1,390,467)	1,582,882

Income Tax (Expense) Benefit	(313,671)	(165,050)	758,292

Net Income (Loss)	$656,631	$(1,555,517)	$2,341,174

Other Comprehensive Loss

Reduction in fair value of interest rate swap	$(127,086)	$(389,039)	$—

Comprehensive Income (Loss)	$529,545	$(1,944,556)	$2,341,174

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Contributed Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

Balance at January 1, 2012	$15,300,000	$(346,590)	$(1,993,648)	$—	$12,959,762
Contributions	—	—	—	—	—
Distributions	—	(1,034,042)	—	—	(1,034,042)
Net income	—	—	2,341,174	—	2,341,174
Balance at December 31, 2012	15,300,000	(1,380,632)	347,526	—	14,266,894
Distributions	—	(8,825,079)	—	—	(8,825,079)
Other comprehensive loss	—	—	—	(389,039)	(389,039)
Net loss	—	—	(1,555,517)	—	(1,555,517)
Balance at December 31, 2013	15,300,000	(10,205,711)	(1,207,991)	(389,039)	3,497,259
Distributions	—	(641,892)	—	—	(641,892)
Other comprehensive loss	—	—	—	(127,086)	(127,086)
Net income	—	—	656,631	—	656,631
Balance at December 31, 2014	$15,300,000	$(10,847,603)	$(551,360)	$(516,125)	$3,384,912

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2014	December 31, 2013	December 31, 2012
Cash Flows ‑ Operating Activities:
Net income (loss)	$656,631	$(1,555,517)	$2,341,174
Adjustments to net income (loss):
Depreciation and amortization	2,257,240	2,037,331	1,594,568
Amortization of deferred financing costs	144,594	420,294	558,144
Loss on extinguishment of debt	—	558,145	—
Change in deferred tax asset	125,305	84,854	(1,155,001)
Changes in assets and liabilities:
Accounts receivable	(38,305)	9,135	(78,392)
Income taxes receivable	471,606	(471,606)	—
Other assets	(84,373)	11,635	371,622
Deferred rent asset	(222,296)	—	—
Accounts payable, accrued expenses and other liabilities	112,548	4,939	77,761
Deferred revenue	(219,613)	(665,603)	3,471,534
Deferred rent liability	413,607	—	—
Income taxes payable	111,761	(109,057)	(106,758)
Net cash provided by operating activities	3,728,705	324,550	7,074,652

Cash Flows ‑ Investing Activities
Deposits to restricted cash	(298)	(1,270,157)	(16,787,942)
Withdrawals from restricted cash	—	1,369,876	29,156,293
Investment in hotel ‑ acquisition	—	—	(1,597,835)
Investment in hotel ‑ additions	(641,001)	(837,988)	(14,490,420)
Intangible assets	—	—	(16,012)
Payment of construction costs	—	—	(2,532,301)
Net cash used in investing activities	(641,299)	(738,269)	(6,268,217)

Cash Flows ‑ Financing Activities
Payment of deferred financing costs	—	(722,969)	—
Payments on mortgage payable	—	(22,800,000)	—
Proceeds from refinancing	—	33,000,000	—
Proceeds from note payable	—	—	790,452
Payments on note payable	(140,540)	(320,557)	—
Distributions paid	(641,892)	(8,825,079)	(1,034,042)
Net cash provided by (used in) financing activities	(782,432)	331,395	(243,590)

Change in Cash During the Year
Net increase (decrease) in cash	2,304,974	(82,324)	562,845
Cash, beginning of year	1,894,981	1,977,305	1,414,460
Cash, end of year	$4,199,955	$1,894,981	$1,977,305

Supplemental Cash Flow Information:
Interest paid	$1,600,592	$2,405,609	$2,620,965
Income taxes paid	—	660,858	503,472

Significant Non‑Cash Investing Activities:
Unrealized loss on interest rate swap	$127,086	$389,039	$—

See Notes to Consolidated Financial Statements.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Business

CWI‑HRI French Quarter Hotel Property, LLC (the “Company”) was formed on July 27, 2011 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 800 Iberville Street, New Orleans, Louisiana.

The members of the Company are CWI New Orleans Hotel, LLC (“CWI Member”), and Guitar Partners, LLC (“800 Canal Member”) (collectively, the “Members”). In September 2011, the Members contributed cash and assets to the Company (the “Transaction”) and their participation percentages are 80.39% and 19.61%, respectively. The building is a hotel comprised of 254 units with 10,000 square feet of meeting space, and approximately 22,000 square feet of commercial retail space located on real property leased by the Company from Canal Street Development Corporation (“CSDC”). French Quarter Hotel Operator, Inc. (the “Operator”) is a taxable REIT subsidiary that is wholly owned by the Company. At December 31, 2014, the commercial space was sublet to five tenants.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years ended December 31, 2014 and 2013. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The financial statements of the Company are presented and consolidated with the financial statements of the Operator, a wholly owned subsidiary that the Company controls. The Company is deemed to control another company either by ownership of a majority voting interest in the other company’s equity or by incurring a contractual obligation to provide additional financial support to the other company. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Investment in Hotel

Investment in the hotel is reported inclusive of building, improvements, and furniture, fixtures, and equipment which was $47,315,222 less accumulated depreciation of $6,099,096 at December 31, 2014 and $46,821,287 less accumulated depreciation of $3,852,334 at December 31, 2013. Major additions and improvements are capitalized at cost, while items which do not extend the useful lives of the assets are expensed currently. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight‑line method. The estimated service lives of the building, improvements, and furniture, fixtures, and equipment range from 30 years to 3 years.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long‑Lived Assets

The Company has adopted Accounting Standards Codification No. 360‑10‑05‑4, Accounting for the Impairment or Disposal of Long‑Lived Assets. The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the real estate to the future net undiscounted cash flow expected to be generated by the real estate and any estimated proceeds from the eventual disposition of the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the real estate exceeds the fair value of such property. There were no impairment losses recognized in 2014, 2013, or 2012.

Amortization of Deferred Financing Costs

Costs related to the mortgage financing are amortized over the loan term using a method that approximates the effective interest rate method. Costs related to the Canyon Loan were being amortized over its three year loan term, and costs related to the Wells Fargo Loan are being amortized over its five year loan term.

Other Assets

As of December 31, 2014 and 2013, Other assets consisted of the following amounts:

	2014	2013
Prepaid expenses	$238,435	$140,263
Deposits	76,215	76,215
Inventory	43,567	57,366
Prepaid franchise fees, net	71,867	75,067
Total other assets	$430,084	$348,911

Inventory consisted of food, beverage and supplies and is stated at lower of cost (first‑in, first‑out) or market. Prepaid franchise fees are recorded net of amortization, which began at the start of the franchise term in May 2012.

Deferred Rent Asset

Deferred rent asset relates to the excess of commercial lease income recorded on a straight‑line basis over the scheduled escalating lease payments.

Intangible Assets

Intangible assets relate to in place leases, which amounted to $188,626 and $188,626 as of December 31, 2014 and 2013, respectively, and are amortized over the remaining life of the respective leases. Accumulated amortization as of December 31, 2014 and 2013 amounted to $32,877 and $25,599, respectively. Based on the intangible asset recorded at December 31, 2014, scheduled annual net amortization of intangibles for each of the next five years is scheduled to be $7,278.

Derivative Instruments and Hedging Activities

The Company uses an interest rate swap agreement to mitigate the economic impact of changes in interest rates. The interest rate swap agreement meets the definition of a derivative instrument under Accounting Standards Codification 815‑10‑05‑4, Derivative Instruments and Hedge Accounting. Derivative instruments are recorded at fair value. The effective portion of the changes in the fair value of the hedges are recorded in other comprehensive income or loss (“OCI”) or (“OCL”), and the amounts in OCI or OCL will be reclassified into earnings over the terms of the loans as interest payments are made.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

Deferred revenue consists of hotel revenues received in advance and key money received from the franchisor, Hyatt‑Franchising, L.L.C. (“Hyatt”). Hotel revenues received in advance amounted to $294,822 and $354,439 at December 31, 2014 and 2013, respectively. The key money received from Hyatt will be recognized over the franchise term, as described in Note 5, and included in Other revenue on the consolidated statements of operations.

Deferred Rent Liability

Deferred rent liability relates to the excess of lease expense recorded on a straight line basis over the scheduled escalating lease payments.

Rental Income

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. Commercial lease income is recognized on a straight‑line basis over the term of the commercial lease. All leases between the Company and tenants of the property are operating leases.

Income Taxes

Income taxes are provided for the tax effects of transactions of the Operator reported in the financial statements and consist of taxes currently due plus a deferred tax benefit related to the difference between the timing of revenue recognition of the key money for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of the difference. Changes in the deferred tax asset are included in Income tax benefit (expense) on the Consolidated statements of operations.

No provision or benefit for income taxes for the Company has been included in these financial statements. Taxable income or loss passes through to, and is reportable by, the members individually.

FASB ASC Topic 740, Income Taxes addresses the accounting for uncertainties in income taxes recognized by an entity’s financial statements and prescribes a threshold for recognition of tax positions taken or expected to be taken in a tax return. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2011.

Reclassifications

Certain accounts in the prior‑year financial statements have been reclassified for comparative purposes to conform with the presentation in the current‑year financial statements.

Note 3. Concentration of Credit Risk

The Company maintains its cash balances in banks located in California and Louisiana. The deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank. As of December 31, 2014 and 2013, the uninsured cash and restricted cash balances amounted to $4,096,889 and $1,684,624, respectively.

Note 4. Members’ Capital Contributions

During 2011, CWI Member made a cash capital contribution totaling $12,300,000 in exchange for an 80.39% participation percentage. During 2011, 800 Canal Member made a capital contribution of property to the Company with a deemed value of $3,000,000 in exchange for a 19.61% participation percentage.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Hyatt Hotel Franchise Agreement

The Operator entered into a franchise agreement with Hyatt on September 2, 2011 for the establishment and operation of a franchise system hotel. As the franchisee, the Company accepts the non‑exclusive right and obligation to convert and operate the hotel in accordance with the agreement’s terms and agrees to comply strictly with the hotel system’s details. The agreement expires 25 years from the opening date, which was May 15, 2012.

Application Fee

The Company paid Hyatt a non‑refundable application fee of $100,000. If additional guest rooms are added to the hotel during the franchise term, the Company must pay Hyatt an additional application fee equal to $300 per additional guest room.

Key Money

Hyatt has contributed to the Company a total of $4,000,000 (“Key Money”), subject to the terms of repayment indicated in the franchise agreement. If the franchise agreement terminates for any reason before 25 years from the opening date, then the Company shall pay to Hyatt any unamortized Key Money. Upon the commencement of the hotel being operated as a Hyatt hotel in May 2012, the Company began amortizing the Key Money received. The Key Money is included net of amortization in Deferred revenue on the consolidated balance sheets and amounted to $3,580,008 and $3,740,004 at December 31, 2014 and 2013, respectively.

Royalty Fee

The Company shall pay Hyatt a monthly royalty fee as follows:

(i)	four percent of the hotel’s gross rooms revenue and one percent of the hotel’s gross food and beverage revenue accrued during the first 24 months of the term;

(ii)	five percent of the hotel’s gross rooms revenue and two percent of the hotel’s gross food and beverage revenue accrued during the 25th month of the term through the 36th month of the term; and

(iii)	six percent of the hotel’s gross rooms revenue and three percent of the hotel’s gross food and beverage revenue during the 37th month of the term through the remainder of the term.

Royalty fees amounted to $682,040, $507,099 and $270,950 during 2014, 2013, and 2012, respectively, and are included in Marketing expenses on the Consolidated statements of operations.

Centralized Service Costs

The Company will be charged monthly for its equitably allocable share of centralized services costs attributable to the centralized services in which the hotel participates. Centralized service costs are included in Marketing expenses and Rooms expense on the Consolidated statements of operations.

Note 6. Intangible Liability

Intangible liability is comprised of a rent intangible resulting from the ground lease with CSDC, which is being amortized over the lease term of 99 years. As of December 31, 2014 and 2013, the rent intangible amounted to $5,667,928 and $5,727,160, respectively, and is recorded net of accumulated amortization of $196,010 and $136,778, respectively.

Based on the intangible liability recorded at December 31, 2014, annual net amortization of intangibles for each of the next five years is scheduled to be $59,232.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Mortgage and Note Payable

Mortgage Payable

On September 2, 2011, the Company entered into a loan agreement with Canpartners Realty Holding Company IV, LLC (the “Canyon Loan”) in the principal amount of $22,800,000 to finance the costs, the reserves, and to pay for certain other costs of the property approved by the lender. The loan was secured by a Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement executed by the Company. The loan bore interest at a rate of 11.5% through August 29, 2013, at which time the loan was paid in full. Interest expense on this loan during 2013 and 2012 totaled $1,755,283 and $2,329,212, respectively.

On August 29, 2013, the Company entered into a loan agreement with Wells Fargo Bank, National Association (the “Wells Fargo Loan”) in the principal amount of $33,000,000 to pay off the Canyon Loan and return capital to the members. The loan is secured by a Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing executed by the Company. The loan bears interest at a rate of 3% plus LIBOR through August 29, 2018, the date the loan is scheduled to mature. The loan agreement calls for interest only payments through May 1, 2015, at which time quarterly principal payments of $165,000 commence. The Borrower has two options to extend the loan for one year each. The Company entered into an Interest Rate Swap Agreement, as described in Note 9, to hedge the risk of changes in interest payments under the Wells Fargo Loan. As of December 31, 2014 and 2013, the principal balance amounted to $33,000,000, and accrued interest totaled $139,645 and $134,127, respectively. Interest expense on this loan during 2014 and 2013 totaled $1,603,180 and $550,589, respectively.

Note Payable

On September 2, 2011, the Company entered into a loan agreement with the state of Louisiana Office of Community Development (“OCD”), whereby OCD provided funds to the Company from the Project‑based Recovery Opportunity Program (the “PROP Loan”). The principal amount of the loan was $1,000,000, bearing interest at the rate of one percent. A balloon principal payment in the amount of $285,720 was made as required in connection with the Wells Fargo refinancing. The remaining principal shall be amortized over the period from the balloon payment date and September 1, 2018. As of December 31, 2014 and 2013, the outstanding balance of the PROP loan was $538,903 and $679,443, respectively, and accrued interest totaled $414 and $679, respectively. Interest expense during 2014, 2013, and 2012 totaled $2,665, $9,235, and $9,857, respectively.

Scheduled maturities of long‑term debt are as follows:

2015	$636,765
2016	803,198
2017	804,667
2018	31,294,273
Total	$33,538,903

Note 8. Income Taxes

The Operator is a taxable REIT subsidiary which is subject to corporate federal income taxes in accordance with current authoritative guidance. During 2014, 2013, and 2012, the Company recognized federal income tax expense of $172,771, $96,965, and $326,082, respectively, and state income tax expense (benefit) of $15,595, $(16,769), and $70,627, respectively.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2014 and 2013, the Operator recorded a deferred tax asset of $1,348,217 and $1,473,522, respectively, resulting from the Key Money received. The deferred tax asset was calculated for 2014 and 2013 using an effective tax rate of 38.6% and 39.0%, respectively. No valuation allowance was recorded against its deferred income tax asset at December 31, 2014 or 2013 because it is more likely than not to be realized in future periods. In evaluating the Operator’s ability to realize its deferred income tax assets, the Operator considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. The deferred tax expense (benefit) during 2014, 2013, and 2012 as a result of the change in the deferred tax asset was $125,305, $84,854, and $(1,155,001), respectively.

Note 9. Interest Rate Swap Agreement

The Company entered into an interest rate swap agreement with Wells Fargo Bank, N.A. that is designated to hedge the risk of changes in interest payments under the Wells Fargo Loan caused by changes in LIBOR. The swaps were issued at market terms so that they had no fair value at their inception. Under the swap agreement, the Company receives interest at LIBOR and pays interest at a fixed rate of 1.767% on a notional amount that equals the outstanding amount of principal outstanding on the Wells Fargo Loan. The carrying amounts of the swap has been adjusted to its fair value, which because of changes in forecasted levels of LIBOR, resulted in reporting a liability at the end of 2014 and 2013 in the amount of $516,125 and $389,039, respectively.

Note 10. Related Party Transactions

Management Fees

On September 2, 2011, the Operator entered into a management agreement with HRI Lodging, Incorporated that was subsequently assigned to HRI Lodging, LLC (“HRIL”), an affiliate of 800 Canal Member. The agreement has a term of ten years with automatic one year renewal terms unless either party provides a termination notice. HRIL agreed to operate the hotel in accordance with the management agreement, the approved budget, the hotel lease, the hotel franchise standards, and the operational standards of HRIL. HRIL shall have the right to determine operating policy, standards of operation, quality of service and any other matters affecting customer relations or the efficient management and operation of the hotel.

As remuneration for its services, the Company will pay HRIL a monthly base management fee equal to 3% of total revenues and an annual incentive management fee equal to 1% of net cash flow, as defined in the agreement. The aggregate management fees shall not exceed 3.5% of total revenues in any fiscal year. Base management fees of $509,730, $454,373, and $0 were incurred during 2014, 2013, and 2012, respectively. As of December 31, 2014 and 2013, $40,886 and $38,078, respectively, was payable and is included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. Incentive management fees of $31,986 were incurred during 2014, remain payable at the end of 2014, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. No incentive management fees were incurred during 2013 and 2012.

Commercial Property Management Fee

On December 1, 2011, the Operator entered into a management agreement with H.R.I. Management Corporation that was subsequently assigned to HRI Management, LLC (“HRIM”), an affiliate of 800 Canal Member, to manage and lease the commercial space. The initial term of the agreement is for a period of five years, commencing on December 1, 2011. The Company will pay HRIM a monthly property management fee equal to the greater of 3% of monthly gross income from the operation of the commercial space or $500 per month. Property management fees of $30,170, $21,476, and $17,553 were incurred during 2014, 2013, and 2012, respectively. Property management fees payable totaled $4,145 and $1,175 as of December 31, 2014 and 2013, respectively, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Management Fee

As part of the operating agreement entered into between the Members on September 2, 2011, the Company agreed to pay CWI Member an annual asset management fee of $90,000 in connection with asset management services provided to the Company related to the hotel and garage. The asset management fee was prorated for partial years and was classified as an operational expense. On May 14, 2012, the operating agreement was amended and the asset management fee was removed from the agreement. During 2012, the Company incurred asset management fees of $33,750. As of December 31, 2014 and 2013, there were no asset management fees payable to CWI Member.

Note 11. Profits and Losses and Distributions

Profits and Losses

After giving effect to the special allocations set forth in the operating agreement, profits and losses should be allocated to the Members so that the capital account of each Member is equal to the excess of the distributions that would be made to the Member if the Company were dissolved over the sum of the Member’s respective share of Company minimum gain and Member nonrecourse debt minimum gain and the amount that the Member is obligated (or deemed obligated) to contribute to the Company immediately prior to the hypothetical sale of assets.

Distributions

The Company shall distribute all available distributable cash from operations as follows:

(i)
First, to CWI Member, until CWI Member has received cumulative distributions equal to cumulative annual distributions of $90,000 per annum; provided that such distributions shall not reduce the balance of CWI Member’s unreturned capital contribution account;

(ii)
Second, to CWI Member, until CWI Member has received cumulative distributions equal to a cumulative annual return of 8.5%, compounded annually, on the balance of CWI Member’s unreturned capital contribution account, taking into account prior distributions;

(iii)
Third, to 800 Canal Member, until 800 Canal Member has received non‑cumulative (non‑compounded) distributions equal to a non‑cumulative (non‑compounded) annual return of 8.5% on the balance of 800 Canal Member’s unreturned capital contribution account, taking into account prior distributions; and

(iv)	Thereafter, to the Members, pro rata, in proportion to their respective percentage interests.

Unless otherwise authorized by the Members, all distributable cash from the Operator’s operations shall be distributed from the Operator to the Company and shall be deemed part of the Company’s distributable cash from operations.

During 2014, distributions totaling $516,045 and $125,847 were paid to CWI Member and 800 Canal Member, respectively.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Lease Agreements

Hotel Lease

On September 2, 2011, the Company and CSDC entered into a 99‑year lease agreement for the leased premises. Under the hotel lease, the Company is required to pay several different types of rent as follows: Base Rent, Percentage Rent, Commercial Percentage Rent Participation, Base Commercial Rent Participation, and Air Rights Rent. The concepts of Base Rent and Percentage Rent pertain primarily to the hotel. The concepts of Commercial Percentage Rent Participation and Base Commercial Rent Participation pertain to the commercial space. The hotel lease also includes rental concepts, such as Deferred Rent, Carrying Costs Rent and Landlord Administrative Expenses, but such categories of rent are not effective as long as the hotel and commercial space are operating and debt service payments under the mortgage loan are being made.

Future minimum rental payments required over the next five years are as follows:

Lease Year	Base Rent
2015	$516,496
2016	529,973
2017	556,926
2018	557,013
2019	557,965

During 2014, 2013, and 2012, rent in the following amounts were expensed by the Company:

	2014	2013	2012
Base Rent	$340,472	$305,992	$296,977
Percentage Rent	355,601	281,095	87,909
Base Commercial Rent Participation and Commercial Percentage Rent Participation	368,850	254,493	148,919
Air Rights Rent	94,992	6,098	6,023
Bilten Property Lease	90,172	90,172	90,172
Land Lease	20,042	21,740	21,184
Hotel Parking Lease, including Monthly Capital Improvement Fund Deposit	680,358	385,227	304,095
Other Lease Expense	38,493	—	—
Total	$1,988,980	$1,344,817	$955,279

(1)	Base Rent: The Company shall pay base rent on a monthly basis as follows:

(a)	Year one ‑ $300,000 for the year;

(b)
Years two through the expiration or termination of the lease, base rent shall be adjusted annually (but not decreased) every September 2 in accordance with the CPI adjustment provisions of the hotel lease.

The Company is entitled to a reduction in the monthly base rent payable to CSDC equal to the monthly air rights rent payable and paid.

(2)	Percentage Rent: The Company shall pay a percentage rent in the amount of 4.5% of gross income in excess of the applicable percentage rent threshold level, calculated on an annual basis.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)
Base Commercial Rent Participation and Commercial Percentage Rent Participation: The Company is required to pay 41% of all base and percentage commercial rent after commercial space expenses received from third parties which sublease commercial space. As of December 31, 2014, the Company had the subtenants described in Note 13.

(4)	Air Rights Rent: The Company is required to pay air rights rent in the amount of $501.89 per month, increasing by 15% on December 1, 2013 and every five years thereafter.

(5)
Bilten Property Lease: The original lease of certain land and improvements designated as 811 Canal Street commenced January 1981, and has been extended multiple times since. The current term ends in December 2015 and can be extended by 15 more extensions to November 2088. The original lease was between CSDC and Historic Restoration, Incorporated (“HRI”), who assigned its interest to 800 Canal Street Limited Partnership (“800 Canal”). On September 2, 2011, 800 Canal assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company.

(6)
Landlord Administrative Expenses (LAE): CSDC shall receive a certain minimum amount of annual revenue for landlord administrative expenses (“LAE”). LAE shall not be payable in any year in which the annual rent (other than additional rent) is equal to or greater than $73,615 per year.

During 2014, 2013, and 2012, no LAE were expensed by the Company.

(7)
Land Lease (Corner Lot Lease): In connection with the original hotel lease, HRI leased the lot at the southeast corner of Dauphine and Iberville Streets from Mercier Realty & Investment Company (“MRIC”). HRI assigned its interest in the lease to 800 Canal, who assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company. The lease had an initial term of 10 years commencing on January 1, 1993, with 8 automatic (unless terminated by the Company) renewal options, each for an additional 10 years, and a final renewal option for 74 months. The Company has exercised the first two 10 year renewal options for a term ending December 31, 2022. The Company shall pay a minimum guaranteed rent under the land lease agreement to MRIC. Annual rent shall be increased annually by the CPI factor as outlined in the lease agreement.

Hotel Parking Lease

On September 2, 2011, CSDC and the Company entered into a 99‑year lease agreement for 150 parking spaces located in a garage adjacent to the hotel. The terms and conditions of the lease will be negotiated after the initial 30‑year period of the term and each successive 10 year period thereafter.

Under the hotel parking lease, the Company is required to pay fixed minimum rent and percentage rent and contribute to a capital improvements fund as follows:

(1)	Fixed Minimum Rent:

(a)	$209,570 during the first five years of the initial period, plus the period from the effective date through December 31, 2011;

(b)	$250,000 during the second five year period of the initial period; and

(c)
During the last 20 years of the initial period, the fixed minimum rent shall be increased annually by the greater of (i) 3% of the fixed minimum rent for the previous year or (ii) the amount by which the CPI has increased during the previous year.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)
Percentage Rent: The annual percentage rent shall be 50% of the difference between (i) gross garage revenue after subtracting hotel valet parking income and (ii) to the extent paid by the Company, the sum of Company's proportionate share of operating costs, operating expenses, insurance premiums, the monthly capital improvement fund deposit, and fixed minimum rent.

(3)	Monthly Capital Improvement Fund Deposit: The monthly deposit to the capital improvements fund is the lesser of (i) net garage revenue less operating expenses and fixed minimum rent or (ii) $2,000.

Note 13. Commercial Subleases

Rents earned in connection with the Company’s commercial subleases amounted to $1,141,624, $844,320, and $605,886 during 2014, 2013, and 2012, respectively, and are included in Other revenues on the Consolidated statements of operations.

Subtenant ‑ Red Fish Grill

The lease with 115 Bourbon, L.L.C. (“Red Fish Grill”) is for the operation of a restaurant, bar, restaurant‑related catering and/or other related purposes having a character and quality similar to and consistent with that of the hotel as of the date of the execution of the lease, with sales of food and alcoholic beverages primarily on‑premises, and the kitchen, office, and support facilities necessary for this use.

The term of the lease is for forty years and commenced on January 16, 1997. The tenant has an option to terminate the lease at the end of every five years.

(1)    Fixed Rents: During the remaining term, Red Fish Grill is obligated to pay a fixed minimum rent to the Company on a monthly basis as follows:

(a)     Years sixteen through twenty (2012‑2016) ‑ $17.50 per square foot or 80% of previous lease year's combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year's fixed minimum rent;

(b)    Years twenty‑one through twenty‑five (2017‑2021) ‑ $20.00 per square foot or 80% of previous year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(c)    Years twenty‑six through thirty (2022‑2026) ‑ $22.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(d)    Years thirty‑one through thirty‑five (2027‑2031) ‑ $25.00 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent; and

(e)    Years thirty‑six through forty (2032‑2036) ‑ $27.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)    Percentage Rent: Red Fish Grill will pay a percentage of gross receipts as follows:

Increment of Gross Receipts	Percentage

$0 ‑ $3,000,000	3%
$3,000,001 ‑ $6,000,000	5%
Excess over $6,000,000	4.5%

(3)    Operating Costs: Red Fish Grill will pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)    Real Estate Tax and Insurance Expenses: Red Fish Grill will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant ‑ Studio E

The lease with Studio E, LLC (“Studio E”) is for the operation of a first‑class hair salon, with the retail sale of related merchandise that is customary in first‑class hair salons and with the right to hang artworks on the wall for sale but only in conjunction with the primary use of the leased premises as a first‑class hair salon. The term of the lease is for five years commencing September 15, 2008. Studio E shall have one option to extend the lease term for a period of five lease years.

(1)     Fixed Rent: Studio E is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
Initial Term (2008 ‑ 2013)	$1,500	$18,000
Extension Term (2013 ‑ 2018)	$1,725	$20,700

(2)    Operating Costs: Studio E is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(3)    Real Estate Tax and Insurance Expenses: Studio E will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance premiums paid.

(4)    Utilities: Studio E will pay the Company, as additional rent, a monthly charge for electrical service that is equal to $78.17 per month ($2.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent. Studio E will pay the Company, as additional rent, a monthly charge for water that is equal to $39.09 per month ($1.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subtenant ‑ Hard Rock Cafe

On April 26, 2012, the Company entered into a sublease with Hard Rock Cafe for the operation of a full service Hard Rock Cafe, operated in the same manner as Hard Rock Cafes nationally. The lease term expires on May 14, 2038.

(1)     Fixed Minimum Rent: During the term, Hard Rock Cafe shall pay fixed minimum rent to the Company on a monthly basis as follows:

(a)         Amendment Effective Date (April 26, 2012) through December 31, 2012 ‑ $202,880;

(b)         January 1, 2013 through December 31, 2018 ‑ $320,000;

(c)         January 1, 2019 through December 31, 2024 ‑ $352,000;

(d)         January 1, 2025 through December 31, 2030 ‑ $387,200;

(e)         January 1, 2031 through December 31, 2035 ‑ $425,920; and

(f)        January 1, 2036 through December 31, 2038 ‑ $468,512.

Per the terms of the lease, Hard Rock Cafe received a credit towards 2013 fixed minimum rent equal to the amount of fixed minimum rent paid during 2012. During 2012, Hard Rock Cafe paid the Company fixed minimum rent of $137,533.

(2)     Percentage Rent: Hard Rock Cafe will pay percentage rent equal to 5% of the amount by which the aggregate gross receipts for the lease year exceed the breakpoint for that lease year, as defined in the lease agreement.

(3)    Operating Costs: Hard Rock Cafe is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)    Real Estate Tax and Insurance Expenses: Hard Rock Cafe will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant ‑ Pop This!

On June 25, 2012, the Company entered into a lease with Pop This!, which was amended on September 18, 2012. The lease is for the operation of a retail business selling popcorn and popcorn related snack items. The term of the lease is for an initial period of three years commencing on October 31, 2012 with two options to extend the lease for two years each. Pop This! is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
Initial Term (2013 ‑ 2015)	$1,983	$23,790
Extension Term (2016 ‑ 2019)	$1,983 adjusted by CPI

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subtenant ‑ RPM Fro‑Yo

On April 25, 2012, the Company entered into a lease with RPM Fro‑Yo, for the operation of a frozen yogurt and smoothie store. The term of the lease is for an initial period of five years commencing on September 30, 2012 with one option to extend the lease for five years. RPM Fro‑Yo is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual
2013	$4,112	$49,344
2014	$4,283	$51,400
2015‑2017	$4,455	$53,456
2018	$4,797	$57,568
2019	$4,917	$59,007
2020	$5,040	$60,488
2021	$5,166	$61,988
2022	$5,294	$63,530

Future minimum rentals required on commercial subleases over the next five years are as follows:

Lease Year	Base Rent
2015	$557,361
2016	516,691
2017	380,792
2018	335,525
2019	352,000

Note 14. Restricted Cash

In conjunction with the loan agreement and the hotel management agreement, the Company has established an FF&E reserve account. As of December 31, 2014 and 2013, the balance in this account amounted to $432,220 and $431,923, respectively.

Note 15. Loss on Extinguishment of Debt

In connection with the early payoff of the Canyon Loan, the Company incurred a $1,029,114 loss on extinguishment of debt during 2013. This amount is comprised of $470,969 of prepayment fees and a $558,145 write‑off of unamortized financing fees related to the Canyon loan.

Note 16. Historic Tax Credits

As part of the renovation to convert from a Wyndham hotel to a Hyatt hotel, the Company was entitled to a historical tax credit of $3,746,241. The Company entered into an agreement to sell the tax credits to a third party at a transfer price of $0.76 per $1.00 of tax credit, upon the entitlement of such credits. During 2012, income from the sale of the credits amounted to $2,847,143 and is included in Other income on the Consolidated statements of operations.

CWI‑HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Subsequent Events

FASB Accounting Standards Codification Topic 855, Subsequent Events addresses events which occur after the balance sheet date but before the issuance of financial statements. An entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that existed after the balance sheet date. Additionally, Topic 855 requires disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. Management evaluated the activity of CWI‑HRI French Quarter Hotel Property, LLC and Subsidiary through March 11, 2015, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Financial Statements.